OMV Aktiengesellschaft



OMV Investor News

January 13, 2010

Clarification

Announcement according to § 93 Austrian Stock Exchange Act

Clarification to our news release of January 7, 2010 (published via EANS ad hoc):

As the percentage of voting rights is calculated based on the total number of shares with voting rights, even if the exercise of such voting rights has been suspended, IPIC's share now represents 20.0% of all voting rights and the share of the consortium ÖIAG/IPIC represents 51.5% of all voting rights (instead of 51.7% published).

For further information, please contact:

OMV
Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Michaela Huber, Press
Tel. +43 (1) 40 440-21661; e-mail: media.relations@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–December and Q4 2009** on February 25, 2010

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